
October 14, 2010

Humberto Bravo
President and Director
Placer Del Mar, Ltd.
9190 Double Diamond Parkway
Reno, NV 89521

> **Re: Placer Del Mar, Ltd.**
> **Registration Statement on Form 10**
> **Filed September 14, 2010**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 20, 2010**
> **File No. 0-54118**

Dear Mr. Bravo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered comment includes more than one point, ensure that you fully respond to each point.

Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

3.   Please refer to General Instructions C(b) and C(c) to Form 10. In that regard, you provide disclosure which appears to be incomplete or outdated. In the amendment and going forward, ensure that your disclosure is complete, updated, and consistent.

4.   In your response letter, explain to us how you have addressed each of the following points in particular:

- You refer to "our property" despite stating in the prior paragraph that "Alvarez continues to own the land" (page 3);

- You indicate that your stock "was quoted" on the OTC Bulletin Board on October 3, 2008, but you do not indicate when and why that ended (pages 3 and 25);

- You state that Phase One "will require approximately another twenty four months to complete" (pages 4 and elsewhere), but also estimate that the "first phase of our exploration activities … may take up to thirty six months" (page 13);

- At page 4, you indicate that you "have not identified a source for this additional funding" for Phase Two, having indicated that current cash and loans from Mr. Bravo would suffice for Phase One. However, Note 3 at page F-9 states that "Management plans to raise additional funds through debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will attempt to raise";

- Under the caption "Conclusions" at page 10, you state that "further research is needed to examine specific sites with the highest potential" without further explaining how that corresponds to your stated business plan;

- At page 13, you include references to "small business issuer" disclosure, although you now are considered a "smaller reporting company" as indicated on the Form 10 cover page, see generally Securities Act Release 33-8876; and

- On the signature page, it appears that Mr. Laguna is signing on behalf of Humberto Bravo.

5.   You provide outdated and inconsistent disclosure regarding your funding, the amounts loaned by Mr. Bravo, and the extent of any remaining commitment from Mr. Bravo to provide additional funding. Unless there has been a subsequent written agreement in that regard, it appears that the two documents you filed as exhibits 10.3 and 10.4 have already expired by their terms and are no longer evidence of a current or future commitment to

provide needed funds. File any new agreements as exhibits in that regard. We may have additional comments after viewing the new agreements.

6.   Substantially revise the disclosure you provide throughout the document to clarify the following points and to eliminate the inconsistent or incomplete disclosure you provide in that regard:

- You state at page 4 that Mr. Bravo has committed to provide you funding of up to $6,000 per month "for the next twelve months." Disclose precisely when he provided this written commitment, and state how much of the promised amount remains available. If the time has lapsed on the referenced agreement, eliminate any suggestion to the contrary.

- Clarify how much of the estimated Phase One total costs of $100,000 has been incurred and paid to date and how much remains to be incurred. If the amounts you provide at page 4 are accurate, it would appear that you are relying on Mr. Bravo to provide more than $98,000 in "loans."

- Clarify why you refer to Mr. Bravo at page 4 as "our director," since you appear to have two directors.

- Revise to explain further the reference at page 6 to a "reduction in available cash," in light of the alleged willingness of Mr. Bravo to loan necessary funds, as referenced at page 4.

- Disclose how much of the $100,000 Phase One costs were incurred prior to the May 2009 decision to put your exploration program "on hold." Provide this information on both an aggregate and year-by-year basis.

- Clarify when 3 GEO Geological Services provided you with the "above program cost estimates" at page 6. If it has been more than two years since the date of the estimates, disclose whether you have investigated whether the estimates remain valid or have asked 3 GEO to provide an updated estimate.

- With regard to Phase One, clarify precisely what is being done and by whom at the present time. At page 4, you refer to "ongoing trenching" and at page 14, you indicate that the property is being "examined in the field by a professional geologist or mining engineer."

- Clarify when "the company's geologist" prepared the cost estimates and gave the verbal assurance you reference at page 19, and identify the geologist by name.

- Disclose year-by-year the amounts loaned by Mr. Bravo to the company, plus any amounts which have been repaid. Clarify whether the $59,300 cited at page 18 represents a cumulative total, and state explicitly if true that none of the loans have been repaid.

7.   Also, given your disclosure that Phase One will take 24 months and $100,000 to complete, please explain how you anticipate funding the completion of Phase One given the timeframe and the amount already loaned to the company by Mr. Bravo. In your response and disclosure, indicate whether Mr. Bravo has assured you in writing that he has sufficient resources to provide the company with the required capital to complete Phase One.

8.   In this regard, we note that the company experienced a reduction in available cash in May 2009. Please explain what changed in April 2010 that has allowed the company to proceed with exploration.

9.   In addition, since Mr. Bravo provided commitments to provide capital for exploration of the property December 1, 2006 for eight months and February 21, 2007 for twelve months, please indicate the exploration accomplished during those time periods. Please indicate if changes have been made, or whether the company anticipates that it will proceed at the same pace as was the case from September 27, 2006 until May 2009.

Directors and Executive Officers, page 21

10.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Financial Statements and Supplementary Data, page 29

11.   We note your disclosure indicating that as a smaller reporting company you are not required to provide the information described under Item 13 of Form 10. However, under Item 13 you must include financial statements and other disclosures although as smaller reporting company, you may provide the financial information specified in Article 8 of Regulation S-X in lieu of that required by other parts of Regulation S-X. We see that you have made this election under Item 15. Please revise your disclosure to remove language indicating that you are not required to include the information called for under Item 13.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

12.   We note during the fiscal year ended June 30, 2006 you issued common stock for services. Tell us why the value ascribed does not appear in your statement of cash flows for the period from May 13, 2005 (inception) through June 30, 2010 as an add-back to the

Humberto Bravo
Placer Del Mar, Ltd.
October 14, 2010
Page 5

cumulative net loss for this non-cash transaction. If the value was not expensed please describe your accounting and explain your rationale.

Note 2 – Summary of Significant Accounting Policies, page F-6

Mineral Property Costs, page F-6

13.   In your accounting policy disclosure you state that "mineral property acquisition and exploration costs are charged to operations as incurred." Please note that mineral rights are typically considered tangible assets and acquisition costs related to obtaining these rights should ordinarily be capitalized in accordance with FASB ASC 930-360-20. However, such costs would be tested for recoverability in subsequent periods to comply with FASB ASC 930-360-35. Please modify your disclosure to clarify how your accounting compares to this guidance with details sufficient to understand your basis for expensing acquisition costs.

Recent Accounting Pronouncements, page F-7

14.   Please refer to your disclosure in the second and sixth paragraphs under this heading which address the adoption of FASB ASC 855, and explain to us why you state that you "evaluated subsequent events through December 21, 2009 which represents the date on which the interim financial statements were issued."

Note 5 – Related Party Transactions, page F-9

15.   We note your disclosure on page 4 in which you state that Mr. Bravo has provided a written agreement to loan you funds to continue your business plan, including Phase 1 exploration costs, offering costs, filing fees and correspondence with your shareholders in the amount of up to $6,000 per month for the next twelve months. Please expand your disclosure to include the salient terms of this agreement, such as may concern repayment, penalties for default and security interests.

Engineering Comment

16.   We notice your references to maps at pages 8 and 9 of the Form 10. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the

guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director